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                          July 5, 2023

       Stephen Bratspies
       Chief Executive Officer
       Hanesbrands Inc.
       1000 East Hanes Mill Road
       Winston-Salem, NC 27105

                                                        Re: Hanesbrands Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for
Fiscal Quarter Ended April 1, 2023
                                                            Item 2.02 Forms 8-K
filed February 2, 2023 and May 3, 2023
                                                            File No. 001-32891

       Dear Stephen Bratspies:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 30

   1. Please revise both your consolidated results of operations and operating results by business segment
discussions to quantify the incremental impact of each individual business reason
discussed on the overall change in the line item. Also, when you discuss unfavorable
product and channel mix, please disclose in greater detail what products and channels
were unfavorable and explain why. Refer to Item 303 of
                                                        Regulation S-K. This
comment also applies to your Form 10-Q for the period ended April
                                                        1, 2023.
 Stephen Bratspies
Hanesbrands Inc.
July 5, 2023
Page 2
Item 2.02 Form 8-K filed February 2, 2023

Exhibit 99.1

2. Please discuss in greater detail each of the non-GAAP reconciling items included in
         Tables 6-A and 6-B. Also, disclose how you computed the discrete tax benefits and the tax effect on actions. In Table 6-C, please breakout the total restructuring and other action-related charges line item and the other losses, charges and expenses line item into smaller discrete adjustments and discuss in greater detail each of the non-GAAP reconciling items. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.11 of
         the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This
         comment also applies to your Item 2.02 Form 8-K filed May 3, 2023.
3. Your non-GAAP adjustments, discussed on page 3, to remove non-cash reserves recorded related to deferred taxes, appear to result in an individually-tailored income tax recognition method. Please revise your non-GAAP presentations to omit these adjustments or tell us why you believe they are appropriate. Refer to Questions 100.04 and 102.11 of the Non-GAAP Financial Measures Compliance and
Disclosure
         Interpretations.
4. Please remove Tables 6-A and 6-B, which present most of the line items and subtotals found in your GAAP income statement, and present your non-GAAP reconciliations in a different manner. Refer to Question 102.10(c) of the Non-GAAP
Financial
         Measures Compliance and Disclosure Interpretations. This comment also applies to your
         Item 2.02 Form 8-K filed May 3, 2023.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions.



FirstName LastNameStephen Bratspies                            Sincerely,
Comapany NameHanesbrands Inc.
                                                               Division of
Corporation Finance
July 5, 2023 Page 2                                            Office of Trade
& Services
FirstName LastName